Mail Stop 3561

December 31, 2008

Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, MI 48150

      **Re: TRW Automotive Holdings Corp.**
           **File No. 001-31970**
           **Form 10-K: For the Fiscal Year Ended December 31, 2007**
           **Form 10-Q: For the Quarterly Period Ended September 26, 2008**

Dear Mr. Cantie:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2007

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 37

Cash Flows, page 37

1.      Please provide a narrative discussion of the material underlying factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting a change working capital is not sufficient. Refer to Section IV.B of FR-72 for guidance.

Contractual Obligations and Commercial Commitments, page 40

2.      As this table is intended to increase transparency of cash flow, we believe that
        you should include scheduled interest payments in the table.  Where interest rates
        are variable and unknown, you may use judgment to determine whether or not to
        include such estimates.  In this regard, you would determine an appropriate
        methodology to estimate the interest payments.  Regardless of whether you
        include interest payments in the table, a footnote to the table should clarify
        whether they are included or not and, if applicable, the methodology used in your
        estimate.  If interest payments are excluded from the table, please disclose the
        significant contractual terms of the debt and any other additional information that
        is material to an understanding of these future cash flows.

3.      We note from page 84 that you have other transactional obligations such as
        Transaction and Monitoring Fee Agreement with Blackstone and a five-year
        participation agreement with Core Trust Purchasing Group.  Please include these
        and any other contractual obligations in your table of contractual obligations, as
        appropriate.

Financial Statements, page 45

Consolidated Balance Sheets, page 46

4.      Please quantify the significant components of "other" current liabilities and revise
        the notes to your consolidated financial statements to state separately amounts
        exceeding 5% of current liabilities.  Refer to Rule 5-02.20 of Regulation SX.

Notes to Consolidated Financial Statements, page 49

Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page 49

Earnings per share, page 50

5.      Please provide the disclosures required by paragraph 40(c) of SFAS 128.

Note 8: Goodwill and Intangible Assets, page 60

Goodwill

6.      Please clarify for us and in the disclosure the nature of the pre-acquisition
        purchase price adjustments.

Note 10:  Accounts Receivable Securitization
United States Facility, page 62

7.      Your description of the United States receivables facility appears to focus on the
        legal structure of the arrangement.  However, we believe your disclosure could be
        improved and made more useful to investors by preceding it with a plain English
        description that explains why you have this facility, the purpose it serves for you,
        and the substance of how it works with less emphasis in this introductory area on
        the legal form and intra-company relationships of the various parties involved.

Form 10-Q: For the Quarterly Period ended September 26, 2008

Notes to condensed Consolidated Financial Statements, page 5

Property Plant and Equipment
Goodwill and Intangible Assets, page 8

8.      We note that your common share price and overall market capitalization have
        declined significantly during the third quarter interim period in fiscal 2008.  In
        addition it appears that at September 26, 2008 your total market capitalization of
        approximately $1.6 billion was significantly below your September 26, 2008 book
        value of $3.3 billion.  We also note that there is a significant adverse change in
        the business climate and economic conditions and the automotive sector appears
        headed for a difficult operating environment for the near term as the economic
        slowdown and softening economy makes realizing anticipated yield amounts
        more difficult to obtain.

        We believe that the material decline in the Company's market capitalization and
        its disparity with book value coupled with the adverse change in the business
        climate through the economic slowdown may be circumstances that are indicative
        of a potential impairment of the Company's recorded goodwill and long-lived
        assets.  As such, please tell us what consideration was given to testing for
        impairment of the Company's recorded investment in property and equipment and
        goodwill and other intangible assets at September 26, 2008.

                                        * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require.  Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,


Lyn Shenk
Branch Chief